Peter G. Weinstock (214) 855-4746 pweinstock@jenkens.com Pam Gates O’Quinn (214) 855-4730 poquinn@jenkens.com	Jenkens & Gilchrist A PROFESSIONAL CORPORATION 1445 ROSS AVENUE SUITE 3700 DALLAS, TEXAS 75202 (214) 855-4500 FACSIMILE (214) 855-4300 www.jenkens.com

AUSTIN, TEXAS
(512) 499-3800

CHICAGO, ILLINOIS
(312) 425-3900

HOUSTON, TEXAS
(713) 951-3300

LOS ANGELES, CALIFORNIA
(310) 820-8800

PASADENA, CALIFORNIA
(626) 578-7400

SAN ANTONIO, TEXAS
(210) 246-5000

WASHINGTON, D.C.
(202) 326-1500

June 20, 2006

Via Federal Express

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	Solera National Bancorp, Inc. Prospectus on Form SB-2 Filed April 5, 2006 File No. 333-133004

Attention: William Friar

Ladies and Gentlemen:

On behalf of our client, Solera National Bancorp, Inc. (“Company”), we are filing with the Securities and Exchange Commission (“Commission”) by electronic transmission the prospectus on Form SB-2 originally filed with the Commission on April 5, 2006.

The referenced prospectus incorporates information in response to the comment letter, dated May 26, 2006, from the staff of the Commission. These comments are reproduced below in bold, italicized print. The responses of the Company, produced in regular print, follow the captions and comments set forth in the referenced comment letter.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
June 20, 2006

Why we are organizing a new bank, page 3

1.  We note the 30 year growth rate provided in the third paragraph. Here and in the body of the text, please expand this disclosure to provide additional information, if available. For example, you might give the growth rate over each of the past three years.

This Section has been revised to incorporate past population growth ratio as available. Please see the section titled “Summary - Why we are organizing a new bank” of the revised prospectus.

Market Opportunities, page 24

2.  Please revise to briefly disclose the surroundings of the new, main banking office for a reader unfamiliar with the Denver area, noting whether this has any advantage for you in reaching the Denver Hispanic community.

This section has been revised to describe the surroundings of the main banking office located at 319 South Sheridan Boulevard, Lakewood, Colorado. Please see the section titled “Proposed Business - Market Opportunities” in the revised prospectus.

3.  Please revise the seventh paragraph on page 25 to focus on important information for your reader. It is not clear why information about the Hispanic community in Colorado generally has any significance for the success of your company. If retained, specifically relate this to the performance of your new bank.

This section has been revised to more clearly explain the importance of the Hispanic market to the Bank’s success. Although the Bank will market to the entire local community, the Hispanic population comprises a large portion of the local market, so that the Bank intends to extend its marketing on an equal basis to the Hispanic community. Please see the section titled “Proposed Business - Local Economy” on the revised prospectus.

Background of Organizers…, page 31

4. Please revise this section so that each history is provided in the same order, either most-recent-to-least or the reverse.

This section has been revised to provide each of the proposed officer’s, director’s, and/or organizer’s biographical information in chronological order from most recent to least recent.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
June 20, 2006

Please see the section titled “Management - Background of Organizers, Directors, and Executive Officers.”

Description of common stock, page 54

5.  As previously requested, please revise the last sentence of the second paragraph to apply to all the securities being registered, including warrants. If correct, confirm that the warrants, when issued, will be fully paid and non-assessable.

Please see revisions to the second paragraph of the section titled “Description of Common Stock” in the revised prospectus.

Exhibit 5.1

6.  Prior to effectiveness you will need to file an opinion rather than a form of opinion.

An opinion has been filed with this second amendment to the SB-2.

General – Accounting

7. Please update the financial statements in accordance with item 310 of Regulation S-B.

The financial statements have been updated in this second amendment to the SB-2.

Yours very truly,

/s/ Peter G. Weinstock
Peter G. Weinstock

/s/ Pam Gates O’Quinn
Pam Gates O’Quinn